SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clifton Savings Bank, S.L.A. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, New Jersey 07015

REQUIRED INFORMATION

Item 1-3. The Clifton Savings Bank, S.L.A. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

Item 4. The Plan, which is subject to ERISA, is filing a summary annual report pursuant to Department of Labor Regulation 2520.104b-10, which is provided to all plan participants and prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: March 5, 2004

Clifton Savings Bank, S.L.A.
401(k) Savings Plan

Walter Celuch

Plan Administrator

SUMMARY ANNUAL REPORT

FOR CLIFTON SAVINGS BANK, S.L.A. 401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

This is a summary of the annual report for the CLIFTON SAVINGS BANK, S.L.A. 401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST, EIN 22-0879090, Plan No. 001, for the period January 1, 2002 through December 31, 2002. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $9,730. These expenses included $9,730 in benefits paid to participants and beneficiaries. A total of 56 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,431,313 as of December 31, 2002, compared to $1,432,333 as of January 1, 2002. During the plan year the plan experienced a decrease in its net assets of $1,020. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $8,710 including employer contributions of $41,702, employee contributions of $149,939, rollover contributions of $1,225 and earnings from investments of $(184,156).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information.

To obtain a copy of the full annual report, or any part thereof, write or call CLIFTON SAVINGS BANK, S.L.A., 1433 VAN HOUTEN AVE. P.O. BOX 2149, CLIFTON, NJ 07015-2149, (973) 473-2200.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (CLIFTON SAVINGS BANK, S.L.A., 1433 VAN HOUTEN AVE. P.O. BOX 2149, CLIFTON, NJ 07015-2149) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.